Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-282813

Dated July 27, 2026

WASTE CONNECTIONS, INC.

Pricing Term Sheet

	2033 Notes	2036 Notes
Issuer:	Waste Connections, Inc.
Title of Securities:	4.200% Senior Notes due 2033 (the “2033 Notes”)	4.550% Senior Notes due 2036 (the “2036 Notes” and, together with the 2033 Notes, the “Notes”)
Principal Amount:	C$300,000,000	C$400,000,000
Maturity Date:	September 4, 2033	September 4, 2036
Coupon:	4.200%	4.550%
Public Offering Price:	99.838% of face amount	99.611% of face amount
Yield to Maturity:	4.226%	4.598%
Benchmark Bond:	CAN 2.75% due June 1, 2033	CAN 3.25% due June 1, 2036
Benchmark Price and Yield:	C$96.31 and 3.358%	C$97.41 and 3.564%
Re-Offer Spread:	+85 bps versus the Government of Canada Curve (“GoC Curve”). +86.8 bps versus the Benchmark Bond, which includes a curve adjustment of 1.8 bps.	+102 bps versus the Government of Canada Curve (“GoC Curve”). +103.4 bps versus the Benchmark Bond, which includes a curve adjustment of 1.4 bps.
GoC Curve:	CAN 2.75% due June 1, 2033 and CAN 3.25% due December 1, 2033	CAN 3.25% due June 1, 2036 and CAN 5.00% due June 1, 2037
Interest Payment Dates:

March 4 and September 4, commencing March 4, 2027. The first payment of interest shall be a long first coupon in the amount of C$2.45671233 per C$100.

If not a business day in Toronto then payment of interest will be made on the next business day with no adjustment (Following Business Day Convention).

March 4 and September 4, commencing March 4, 2027. The first payment of interest shall be a long first coupon in the amount of C$2.661438356 per C$100.

If not a business day in Toronto then payment of interest will be made on the next business day with no adjustment (Following Business Day Convention).

Day Count Fraction:	Actual/365 (fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any other Interest Payment Date (also known as the Actual/Actual Canadian Compound Method)
Optional Redemption:
Make-Whole Call:

Redeemable at any time prior to July 4, 2033 (two months prior to their maturity date) (the “2033 Notes Par Call Date”) at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii) the Canada Yield Price, plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Canada Yield Price” means, in respect of any Notes being redeemed, the price, in respect of the principal amount of the Notes, calculated by the issuer as of the third business day prior to the day notice of redemption is given in respect of such Notes, equal to the sum of the present values of the remaining scheduled payments of interest (not including any portion of the payments of interest accrued as of the date of redemption) and principal on the Notes to be redeemed from the redemption date to the 2033 Notes Par Call Date using as a discount rate the sum of the Government of Canada Yield on such business day plus 21 basis points.

Redeemable at any time prior to June 4, 2036 (three months prior to their maturity date) (the “2036 Notes Par Call Date”) at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii) the Canada Yield Price, plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

“Canada Yield Price” means, in respect of any Notes being redeemed, the price, in respect of the principal amount of the Notes, calculated by the issuer as of the third business day prior to the day notice of redemption is given in respect of such Notes, equal to the sum of the present values of the remaining scheduled payments of interest (not including any portion of the payments of interest accrued as of the date of redemption) and principal on the Notes to be redeemed from the redemption date to the 2036 Notes Par Call Date using as a discount rate the sum of the Government of Canada Yield on such business day plus 25.5 basis points.

	“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the issuer, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the 2033 Notes Par Call Date.	“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two investment dealers in Canada selected by the issuer, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity that most closely approximates the remaining term to the 2036 Notes Par Call Date.
Par Call:	Redeemable at any time on or after the 2033 Notes Par Call Date in an amount equal to the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.	Redeemable at any time on or after the 2036 Notes Par Call Date in an amount equal to the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Settlement Date:	T+5; August 4, 2026. Delivery of the Notes is expected to be made against payment for the Notes on August 4, 2026, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisers.

Settlement/Form:	CDS Clearing and Depository Services Inc./Book-Entry (Global Debenture)
Use of Proceeds:	Waste Connections, Inc. intends to use the net proceeds of this offering, together with cash on hand, to repay a portion of the CAD-denominated borrowings outstanding under the Revolving Credit Facility.
Form of Distribution in Canada:	The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated July 27, 2026 (the “Canadian Offering Memorandum”), which will include the base prospectus dated October 24, 2024, and a preliminary prospectus supplement, dated July 27, 2026. The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in the Offering Jurisdictions pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or as contemplated by Section 73.3 of the Securities Act (Ontario)) to purchasers that are “accredited investors” (as such term is defined in NI 45-106 or Section 73.3(1) of the Securities Act (Ontario), as applicable), who purchase the Notes as principal (or are deemed to be purchasing as principal) and that are not individuals unless they are also “permitted clients” (as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations).
Form of Distribution in the United States:	The distribution of the Notes is being made pursuant to registration with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.
Resale Restrictions:

Resale of the Notes in Canada must be made in accordance with applicable Canadian securities laws which may require resales to be made in accordance with prospectus and dealer registration requirements or exemptions from the prospectus and dealer registration requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the Notes, both within and outside of Canada.

Unless otherwise permitted under Canadian securities legislation, a holder of Notes must not trade the Notes before the date that is four months and a day after the distribution date of the Notes.

Denominations:	C$2,000 and integral multiples of C$1,000 in excess thereof.
Governing Law:	New York
CUSIP:	94106BAL5	94106BAM3
ISIN:	CA94106BAL59	CA94106BAM33
Ratings (Moody’s/S&P/Fitch)*:	A3 (Stable) / BBB+ (Stable) / A- (Stable)
Joint Book-Running Managers:	CIBC World Markets Inc. Scotia Capital Inc. TD Securities Inc.
Co-Managers:	J.P. Morgan Securities Canada Inc. Merrill Lynch Canada Inc. Mizuho Securities Canada Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The foregoing description is a summary of certain material provisions of the Notes. Prospective purchasers should review the registration statement (including a base prospectus), dated October 24, 2024, and a preliminary prospectus supplement, dated July 27, 2026 (the “Preliminary Prospectus Supplement”) or the preliminary Canadian offering memorandum dated July 27, 2026, which includes the registration statement and the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a base prospectus), dated October 24, 2024, and the Preliminary Prospectus Supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Inc. collect at (416) 594-8515, TD Securities Inc. collect at (416) 982-2243 or Scotia Capital Inc. collect at (416) 863-7776.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement or in Canada, the Canadian Offering Memorandum. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.